
Imperial
Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com


RECEIVED
2006 SEP -5 A 10:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

#82-34714

August 25, 2006


06016491

SUPPL

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release issued August 25, 2006 and a including a copy of the Giant Copper Technical Report.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

dlw 9/5

PROCESSED
SEP 05 2006
THOMSON
FINANCIAL



NEWS RELEASE



Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Set to Drill Giant Copper Property

Vancouver (August 25, 2006) – **Imperial Metals Corporation (III-TSX)** announces that drilling will begin shortly on a 1,500 metre diamond drillhole at its wholly owned Giant Copper property.

The AM Zone, a breccia pipe with a horizontal dimension of 300 metres by 200 metres, is the most explored zone on the Giant Copper property. The breccia pipe has been explored since the 1930's by drifting, raising and diamond drilling over a vertical interval of 460 metres, and remains open for expansion to depth. The planned 1,500 metre drillhole will test the depth extent of this zone, with emphasis on the extension of the higher grade mineralization which is focused on the northern nose of the breccia pipe.

Drilling in 1995 and 1996 by Imperial continued to expand the known mineralization in both the AM Zone and Invermay Zone. AM Zone hole GSC95-5 located in the southern part of the breccia intercepted 0.64 metres grading 8.12 g/t gold and 7.0 g/t silver, and 26 metres grading 0.417% copper, 0.313 g/t gold, 16.0 g/t silver and 0.012% molybdenum. Invermay Zone hole GCS96-4 intercepted 3.0 metres grading 0.658% copper, 9.859 g/t gold and 26.7 g/t silver, not included in a longer interval of 92.4 metres grading 0.198% copper, 0.23 g/t gold and 7.8 g/t silver. Both of these holes are located outside the north nose of the AM breccia, which was the focus of historic exploration.

The 2,880 hectare property, located 220 kilometres east of Vancouver near Hope, hosts a copper-gold-silver-molybdenum system with an associated breccia pipe and base metal veins. All of the showings appear to be related to a central hydrothermal system driven by a multiphase porphyritic intrusive. Numerous widespread showings attest to the strength of the system, and all of the showings appear to be related to the central hydrothermal system.

Recent world wide exploration for high grade deposits at the root of porphyry systems and the buoyant commodity market encourages deep exploration at Giant Copper.

Steve Robertson, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. The Company has filed a 43-101 Technical Report for the Giant Copper property which can be viewed on the Sedar website *www.sedar.com* or on Imperial's website *www.imperialmetals.com.*

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, and the development stage Sterling gold mine (100% interest) in southwest Nevada.

Contact Information: Brian Kynoch, President 604.669.8959; Steve Robertson, Senior Geologist 604.488.2669; or Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Imperial Metals

43-101 Technical Report

GIANT COPPER PROPERTY, Southern British Columbia


GIANT
COPPER
Imperial
Metals

Imperial Metals Corporation
Vancouver, B.C., Canada

by
Stephen Robertson P.Geo.
Senior Geologist

July 28, 2006

Imperial Metals Corporation
580 Hornby Street, Suite 200 · Vancouver BC V6C 3B6 · CANADA
Phone: 604-669-8959 · Facsimile: 604-687-4030
Website: www.imperialmetals.com



July 28, 2006

J. Brian Kynoch, President
Imperial Metals Corporation
200 - 580 Hornby Street
Vancouver, BC
V6C 3B6

Dear Mr. Kynoch:

Re: Giant Copper 43-101 Technical Report

Please find attached the Technical Report you requested updating the technical aspects of the Giant Copper Property, with respect to the new and updated resource statements, the most recent exploration programs on the AM and Invermay Zones and recommendations for additional work. I visited the Giant Copper property four times during the past year, most recently during the week of June 8 2006.

Major Contributors to this report:

- Stephen Robertson, Senior Geologist, Imperial Metals Corporation
- Greg Gillstrom, Engineer, Imperial Metals Corporation
- Art Frye, Mine Operations Manager at Mount Polley, Imperial Metals Corporation

I am the Qualified Person responsible for the report's preparation in accordance with National Instrument 43-101.

Sincerely,

"Stephen Robertson"

IMPERIAL METALS CORPORATION
Stephen Robertson, P.Geo
Senior Geologist
200 – 580 Hornby St
Vancouver, BC
V6C 3B6



CERTIFICATE OF AUTHOR

Stephen B. Robertson, P.Geo
Imperial Metals Corporation
200-580 Hornby Street
Vancouver, BC V6C 3B6

I, Stephen Robertson, of 1969B Lower Road, Roberts Creek, British Columbia, hereby certify that:

- I am a geologist, employed by Imperial Metals Corporation.
- I am a 1989 graduate of the University of Alberta in Edmonton, with a Bachelor of Science degree in geology.
- I have been employed in mining since 1988 and have continuously practiced my profession since 1989.
- I am a Professional Geoscientist, registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia.
- As a result of my experience and qualifications, I am a Qualified Person as defined in N.I. 43-101.
- I supervised and implemented the most recent work program on the property in 1996 and have visited the property within the last 12 months.
- This report is based on the information gained during the 1996 field season and a review of public and private reports.
- This report may be used for development of the property or raising of funds, provided that no portion of it is used out of context, or in such a manner as to convey a meaning different from that set out in the whole.

Signed at Vancouver, British Columbia, this 21st day of August, 2006.

"Stephen Robertson"

Stephen Robertson, P.Geo.



Table of Contents


Imperial
Metals

Table of Figures



1 Summary

1.1 Summary Introduction

This report has been written to conform to the specification outlined in NI 43-101F1, for the Standards of Disclosure for Mineral Projects as required in National Instrument 43-101. Stephen Robertson, P. Geo, is the Qualified Person responsible for the report's preparation in accordance with National Instrument 43-101. This report presents a summary of the history and work done to date on the Giant Copper Property, located 40Km east of Hope, BC.

Giant Copper is 100% owned by Imperial, subject to an underlying royalty to Campbell Resources Ltd. The 2,880 hectare property consists of 163 mineral claims and 8 crown granted claims, in good standing until at least 2010 when additional assessment work will be required.

The property was first staked in the 1930's and since that time several mineralized zones have been discovered and explored. Mineralization occurs as precious metal enriched porphyry copper and related mineralization styles. High grade base/precious metal veins and high grade tourmaline breccia deposits on the property are all related to the central hydrothermal system driven by a multiphase porphyritic intrusive.

The AM Zone is the most explored area of the property and is still open for expansion to depth. Considering recent world wide attention that porphyry deposits have received related to exploration of high grade deposits at the roots of porphyry systems, deep exploration at Giant Copper should be considered a high priority. The high grades present in the North Nose Breccia Zone of the AM Zone demonstrate the high grade potential of the system and the numerous, widespread showings are a testament to the strength of the hydrothermal system.

In additional to the potential at depth, several satellite zones of mineralization peripheral to the AM Zone are open for expansion and the recent logging activity on the north east side of the property has rejuvenated the potential for new discoveries.

This report recommends a new campaign of exploration at Giant Copper including deep and shallow drilling, prospecting and mapping. The advanced state of exploration at the AM Zone, along with the property wide exploration potential and buoyant commodity markets bode well for rapid advancement of the Giant Copper property.



2 Introduction

This report has been prepared by Imperial Metals Corporation to summarize the history, geology and past exploration work done on the Giant Copper Property. This report also includes recommendation for future exploration.

Stephen Robertson, P.Geo., served as the Qualified Person responsible for the preparation of this report as defined in National Instrument 43-101.

The Author, Stephen Robertson served as the Project Geologist on the last exploration program carried out by Imperial Metals in 1996 on the Giant Copper Property. This program included an airborne geophysical survey totaling 659 line kilometers, a moss mat sampling program, reconnaissance geological mapping, 6.97 miles of grid line cutting, and ground geophysics. Following this a 13 hole (8,062 feet) diamond drilling program was completed. Drilling targeted the Invermay zone and encountered intense hydrothermal alteration and associated Cu, Au and Ag mineralization that remains open laterally and to depth. A short reconnaissance mapping and moss mat sampling program was conducted in the 26 Mile Creek Valley on the south end of the property. Although no significant mineralization was discovered, this area suffers from particularly difficult access and the location of major mineral related faults (Giant and Hozameen Faults) and the proximity to the major mineralized body on the property (AM Zone) make the area to be considered as high potential and under-explored.

3 Reliance on Other Experts

Most of the geological work and verification of the data contained in this report is based on work done by the author while working as the project geologist at Giant Copper in 1996. Previous geologic description by Mark Tindall, P.Geo. was the basis of the author's geologic interpretation and description.

The new resource estimate on the Invermay Zone was calculated by Art Frye, Mine Operations Manager at Mount Polley for Imperial Metals.

Greg Gillstrom assisted in the compilation of this report to meet National Instrument 43-101 standards.


Imperial
Metals

4 Property Description and Location

The Giant Copper Project is located in southern British Columbia, approximately 220 km east of Vancouver and 40km east of the town of Hope. The property is centered approximately 20 km north of the U.S. border at 49°10' North and 121°01' West on NTS map sheets 92H 2W and 3E.

Figure 4.1 Giant Copper Location Map



4.1 Mineral Tenure

The Giant Copper property is comprised of 171 claims (195 units) including 8 crown-grants covering 2,880 ha (see Figure 4.1). The property is 100% owned by Imperial Metals subject to a royalty held by Campbell Resources. The royalty is a 1.25% NSR upon return of capital expenditures or 4 years from commencement of commercial production, whichever is first. Once the total NSR payments equal 10% of the capital expenditures required to bring the property to commercial production, then the 1.25% NSR converts to a 10% NPI.


Imperial
Metals

Figure 4.1 Claim Map

SKAGIT VALLEY PROVINCIAL PARK

MANNING PROVINCIAL PARK

Skagit River

Highway No. 3

Twenty-six Mile Creek

Imperial Metals

IMPERIAL METALS CORPORATION

GIANT COPPER PROJECT

Figure 4.1 : Claim Map

0 2,000 4,000 8,000 Feet

SCALE 1:45,000

NTS MAPSHEETS 92H/02 and 92H/03

DATE JULY/2006

Exploration Roads

Highway

Park Boundary



Table 4.1 List of Giant Copper Claims

Claim Name	Tenure Number	Area (units)	Record Date	Good To Date	Required Expenditure
GM NO.31	236649	1	10/05/1968	20/02/2011	$200.00
INVERMAY NO.1	236755	1	08/12/1969	20/02/2010	$200.00
HANK NO.8	236752	1	08/12/1969	20/02/2010	$200.00
HANK NO.7	236505	1	21/06/1943	20/02/2010	$200.00
GE NO.8	236597	1	09/10/1964	20/02/2011	$200.00
GE # 9	236651	1	10/05/1968	20/02/2011	$200.00
GE # 10	236652	1	10/05/1968	20/02/2011	$200.00
GE # 11	236653	1	10/05/1968	20/02/2011	$200.00
GE # 12	236654	1	10/05/1968	20/02/2011	$200.00
HANK NO.6	236751	1	08/12/1969	20/02/2010	$200.00
HANK NO.2	236749	1	08/12/1969	20/02/2010	$200.00
GM N0.30	236648	1	10/05/1968	20/02/2011	$200.00
GM NO.32	236650	1	10/05/1968	20/02/2011	$200.00
GM NO.27	236645	1	10/05/1968	20/02/2011	$200.00
HANK NO.4	236750	1	08/12/1969	20/02/2010	$200.00
GM NO.28	236646	1	10/05/1968	20/02/2011	$200.00
GM NO.29	236647	1	10/05/1968	20/02/2011	$200.00
HANK NO.5	236504	1	21/06/1943	20/02/2010	$200.00
LOIS 14	236638	1	02/06/1967	20/02/2011	$200.00
LOIS 5	236630	1	02/06/1967	20/02/2011	$200.00
A.M. 1, DL 1579	KV055522	1	02/11/1977	02/07/2006	
LOIS 6	236631	1	02/06/1967	20/02/2011	$200.00
LOIS 9	236633	1	02/06/1967	20/02/2011	$200.00
LOIS 10	236634	1	02/06/1967	20/02/2011	$200.00
LOIS 11	236635	1	02/06/1967	20/02/2011	$200.00
LOIS 13	236637	1	02/06/1967	20/02/2011	$200.00
LOIS NO.2	236627	1	02/06/1967	20/02/2011	$200.00
MAY NO.1	236514	1	09/02/1954	20/02/2010	$200.00
MAY NO.2	236515	1	09/02/1954	20/02/2010	$200.00
MAY NO.3	236516	1	09/02/1954	20/02/2010	$200.00
MAY NO.4	236517	1	09/02/1954	20/02/2010	$200.00
MAY NO.5	236518	1	09/02/1954	20/02/2010	$200.00
MAY NO.6	236519	1	09/02/1954	20/02/2010	$200.00
A.M. 2, DL 1587	KV055525	1	02/01/1940	02/07/2006	
A.M. 3, DL1577	KV055519	1	02/01/1940	02/07/2006	
A.M. 4, DL 1584	KV055520	1	02/01/1940	02/07/2006	
A.M. 5, DL 1581	KV055523	1	02/11/1977	02/07/2006	
AUGUSTUS 5, DL 1585	KV055524	1	02/01/1940	02/07/2006	
REX 1 FR, DL 1595	KV055526	1	02/11/1977	02/07/2006	
LOIS 12	236636	1	02/06/1967	20/02/2011	$200.00
LESLIE	236639	1	13/06/1967	20/02/2011	$200.00
INVERMAY NO.3	236525	1	24/02/1954	20/02/2011	$200.00
GE NO.7	236596	1	09/10/1964	20/02/2011	$200.00
JOHN 1	235417	1	12/12/1979	20/02/2010	$200.00
JOHN 2	235418	1	12/12/1979	20/02/2010	$200.00
A.M., DL 1586	KV055521	1	02/02/1940	02/07/2006	
LOIS 4	236629	1	02/06/1967	20/02/2011	$200.00
JOHN 4	235420	1	12/12/1979	20/02/2010	$200.00
LOIS 3	236628	1	02/06/1967	20/02/2011	$200.00
LESLIE 1	236640	1	13/06/1967	20/02/2011	$200.00
LESLIE 2	236641	1	13/06/1967	20/02/2011	$200.00
LESLIE 3	236642	1	13/06/1967	20/02/2011	$200.00
LOIS NO.1	236626	1	02/06/1967	20/02/2011	$200.00
INVERMAY NO.2	236756	1	08/12/1969	20/02/2010	$200.00
JOHN 3	235419	1	12/12/1979	20/02/2010	$200.00
GC 47	236747	1	08/12/1969	20/02/2010	$200.00
G.C.60	236719	1	08/10/1969	20/02/2011	$200.00
G.C.59	236718	1	08/10/1969	20/02/2011	$200.00
G.C.58	236717	1	08/10/1969	20/02/2011	$200.00
GC 57	236716	1	08/10/1969	20/02/2011	$200.00



Claim Name	Tenure Number	Area (units)	Record Date	Good To Date	Required Expenditure
G.C.55	236714	1	08/10/1969	20/02/2011	$200.00
G.C.56	236715	1	08/10/1969	20/02/2011	$200.00
G.C.54	236713	1	08/10/1969	20/02/2011	$200.00
G.C. 53	236712	1	08/10/1969	20/02/2011	$200.00
G.C. 52	236711	1	08/10/1969	20/02/2011	$200.00
GC-51	236706	1	27/05/1969	20/02/2011	$200.00
GC-50	236705	1	27/05/1969	20/02/2011	$200.00
GE NO.1	236590	1	09/10/1964	20/02/2011	$200.00
GC-48	236703	1	27/05/1969	20/02/2011	$200.00
GC-46	236702	1	27/05/1969	20/02/2011	$200.00
GC-45	236746	1	08/12/1969	20/02/2010	$200.00
GC-44	236745	1	08/12/1969	20/02/2010	$200.00
GC-43	236701	1	27/05/1969	20/02/2011	$200.00
GC-42	236700	1	27/05/1969	20/02/2011	$200.00
GC-41	236744	1	08/12/1969	20/02/2010	$200.00
GC-39	236698	1	01/08/1969	20/02/2011	$200.00
GC-40	236699	1	27/05/1969	20/02/2011	$200.00
GC-38	236697	1	01/08/1969	20/02/2011	$200.00
GC-37	236696	1	27/05/1969	20/02/2011	$200.00
GC 36	236743	1	08/12/1969	20/02/2010	$200.00
GC-35	236695	1	01/08/1969	20/02/2011	$200.00
GC-49	236704	1	27/05/1969	20/02/2011	$200.00
LOIS 8	236632	1	02/06/1967	20/02/2011	$200.00
GE NO.5	236594	1	09/10/1964	20/02/2011	$200.00
GE NO.4	236593	1	09/10/1964	20/02/2011	$200.00
GE NO.3	236592	1	09/10/1964	20/02/2011	$200.00
GE NO.2	236591	1	09/10/1964	20/02/2011	$200.00
G.C.68	236727	1	08/10/1969	20/02/2011	$200.00
A.M. 1, DL 1579	KV055517	1	02/11/1977	02/07/2006	
REX 1 FR, DL 1595	KV055516	1	02/11/1977	02/07/2006	
A.M. 5, DL 1581	KV055518	1	02/11/1977	02/07/2006	
G.C.67	236726	1	08/10/1969	20/02/2011	$200.00
G.C.66	236725	1	08/10/1969	20/02/2011	$200.00
G.C.65	236724	1	08/10/1969	20/02/2011	$200.00
G.C.61	236720	1	08/10/1969	20/02/2011	$200.00
MAY NO.7	236520	1	09/02/1954	20/02/2010	$200.00
G.C.62	236721	1	08/10/1969	20/02/2011	$200.00
G.C.64	236723	1	08/10/1969	20/02/2011	$200.00
AXE # 2	236816	1	13/10/1971	20/02/2011	$200.00
BARB NO.3	236732	1	17/12/1969	20/02/2010	$200.00
G.C.63	236722	1	08/10/1969	20/02/2011	$200.00
BARB NO.4	236731	1	17/12/1969	20/02/2010	$200.00
BROWN NO.1	236528	1	01/09/1954	20/02/2011	$200.00
BROWN NO.2	236529	1	01/09/1954	20/02/2011	$200.00
BROWN NO.3	236530	1	01/09/1954	20/02/2011	$200.00
BROWN NO.4	236531	1	01/09/1954	20/02/2011	$200.00
CAMBORNE NO.1	236526	1	24/02/1954	20/02/2011	$200.00
CAMBORNE NO.2	236527	1	24/02/1954	20/02/2011	$200.00
GE NO.6	236595	1	09/10/1964	20/02/2011	$200.00
VERNON # 8	236503	1	21/06/1943	20/02/2011	$200.00
SABRE NO.1	236538	1	19/12/1958	20/02/2010	$200.00
MAY NO.8	236521	1	09/02/1954	20/02/2010	$200.00
VERNON # 7	236502	1	21/06/1943	20/02/2011	$200.00
VERNON # 6	236501	1	21/06/1943	20/02/2011	$200.00
VERNON # 5	236500	1	21/06/1943	20/02/2011	$200.00
VERNON # 4	236499	1	21/06/1943	20/02/2011	$200.00
VERNON # 3	236498	1	21/06/1943	20/02/2011	$200.00
VERNON # 2	236497	1	21/06/1943	20/02/2011	$200.00
VERNON # 1	236496	1	21/06/1943	20/02/2011	$200.00
REX # 11	236776	1	12/06/1970	20/02/2011	$200.00
MISTY NO.3	236513	1	15/04/1953	20/02/2011	$200.00
REX # 15	236780	1	12/06/1970	20/02/2011	$200.00



Claim Name	Tenure Number	Area (units)	Record Date	Good To Date	Required Expenditure
PEG NO.2	236710	1	08/10/1969	20/02/2011	$200.00
REX # 17	236782	1	12/06/1970	20/02/2011	$200.00
RED # 1	236533	1	19/12/1958	20/02/2010	$200.00
RED # 2	236534	1	19/12/1958	20/02/2010	$200.00
MISTY NO.2	236512	1	15/04/1953	20/02/2011	$200.00
RED # 4	236536	1	19/12/1958	20/02/2010	$200.00
PEG N0.1	236709	1	08/10/1969	20/02/2011	$200.00
MAY NO.10	236523	1	09/02/1954	20/02/2010	$200.00
REX # 16	236781	1	12/06/1970	20/02/2011	$200.00
MAY NO.11	236524	1	09/02/1954	20/02/2010	$200.00
MISTY	236510	1	15/04/1953	20/02/2011	$200.00
REX # 14	236779	1	12/06/1970	20/02/2011	$200.00
REX # 13	236778	1	12/06/1970	20/02/2011	$200.00
REX # 12	236777	1	12/06/1970	20/02/2011	$200.00
RED # 3	236535	1	19/12/1958	20/02/2010	$200.00
REX # 20	236785	1	12/06/1970	20/02/2011	$200.00
MAY # 16	236532	1	15/09/1955	20/02/2011	$200.00
MAY NO.9	236522	1	09/02/1954	20/02/2010	$200.00
MISTY NO.1	236511	1	15/04/1953	20/02/2011	$200.00
REX # 18	236783	1	12/06/1970	20/02/2011	$200.00
REX # 19	236784	1	12/06/1970	20/02/2011	$200.00
REX # 22	236787	1	12/06/1970	20/02/2011	$200.00
REX # 21	236786	1	12/06/1970	20/02/2011	$200.00
CANAM 3	235772	16	01/10/1988	20/02/2011	$3,200.00
CANAM 2	235773	16	01/10/1988	20/02/2011	$3,200.00
RAN	235414	3	21/09/1979	20/02/2011	$600.00
JET NO.2 FR	236754	1	08/12/1969	20/02/2010	$200.00
IP NO.8 FR	236738	1	08/12/1969	20/02/2010	$200.00
SLIDE FR	235426	1	02/09/1980	20/02/2011	$200.00
RIDGE 3 FR	236742	1	08/12/1969	20/02/2010	$200.00
RIDGE 2 FR	236741	1	08/12/1969	20/02/2010	$200.00
RIDGE 1 FR	236740	1	08/12/1969	20/02/2010	$200.00
REX # 22 FR	236815	1	23/09/1971	20/02/2011	$200.00
RAN FR	235415	1	21/09/1979	20/02/2011	$200.00
26 MILE FR	236728	1	07/11/1969	20/02/2011	$200.00
MAY FR	236753	1	08/12/1969	20/02/2010	$200.00
LORNA FR	236729	1	07/11/1969	20/02/2011	$200.00
LOIS 7 FR	236730	1	07/11/1969	20/02/2011	$200.00
LOIS FR	236625	1	02/06/1967	20/02/2011	$200.00
IP NO.9 FR	236739	1	08/12/1969	20/02/2010	$200.00
JET NO.1 FR	236537	1	19/12/1958	20/02/2010	$200.00
CANAM 4 FR	235771	1	01/10/1988	20/02/2011	$200.00
IP NO.6 FR	236736	1	08/12/1969	20/02/2010	$200.00
IP NO.5 FR	236735	1	08/12/1969	20/02/2010	$200.00
IP 4 FR	235428	1	24/09/1980	20/02/2011	$200.00
IP NO.2 FR	236734	1	08/12/1969	20/02/2010	$200.00
IP NO.1 FR	236733	1	08/12/1969	20/02/2010	$200.00
HANK NO.1 FR	236748	1	08/12/1969	20/02/2010	$200.00
GE # 3 FR	236655	1	10/05/1968	20/02/2011	$200.00
IP NO.7 FR	236737	1	08/12/1969	20/02/2010	$200.00
CANAM 1 FR	235769	1	29/09/1988	20/02/2011	$200.00
AXE # 10 FR	236817	1	13/10/1971	20/02/2011	$200.00

5 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Giant Copper property is located approximately 200 km east of Vancouver, and is most easily reached by traveling 43 km east of Hope on the #3 Provincial Highway. The turn-off at Cayuse Flats leads to a bridge across the Skagit River. Imperial has a locked gate which impedes general public vehicle access at Cayuse Flats.

From the gate a good gravel road leads 10 km south to the core of the property. The first 6.5 Km from the highway is a good two-wheel drive road which leads to the old core shack area, near the 15 Level Portal. A four-wheel drive road continues past this point to the AM Zone, or alternatively, to the Invermay Zone.

The southern portion of the property, in the area of 26 Mile Creek, is accessed by helicopter out of Hope. A hiking/horse trail does switch-back down into the valley bottom from the trails which extend south of the AM Zone. The trails are steep and access with horses should only be attempted with experienced bush animals.

The property lies between 1,130 metres and 1,980 metres elevation above sea level. Hatchethead Mountain, Silverdaisy Mountain and portions of Mount Brice are covered by the claims. Red Cedar, Douglas Fir, Western Hemlock, Sitka Spruce, Cottonwood, and Alder are common in the area. In the lower areas Vine Maple, Sword Fern, Spring Wood Fern, Mosses, and Devil's Club are common vegetation. Included in the area wildlife are crows, deer, black bear and other typical inhabitants of a temperate west coast rain forest. Annual Rainfall is in the range of 218 mm, with annual snowfall at approximately 150 cm. The property is surrounded by Skagit Valley and EC Manning Provincial Parks, but access to the claims for the purposes of mining has been guaranteed by the government. (See figure 5.1)

Figure 5.1 Giant Copper Access Map


FRASER
RIVER
5
Hope
1
to
Vancouver
Giant Copper
Property
Princeton
3
CASCADE
RECREATION
AREA
3
RIVER
SIMILKAMEEN
to
Penticton
SNOWY
MTN.
PROTECTED
AREA
ASHNOLA RIVER
CHILLIWACK
LAKE
PROVINCIAL
PARK
SKAGIT
VALLEY
PROVINCIAL
PARK
MANNING
PROVINCIAL
PARK
CATHEDRAL
PROVINCIAL
PARK
BRITISH COLUMBIA
WASHINGTON

6 History

The Giant Copper property was originally comprised of two properties:

- The AM discovered in 1930 by the Consolidated Mining and Smelting Company (Cominco).
- The Invermay discovered in 1933 by the Invermay Annex Mining Company.

1933-1941 Four main adits and an aerial tramway were developed on the Invermay property. A total of 97 tons grading 103.1 oz/t silver, 10.9% lead, 11.8% zinc were hand cobbed from narrow shear veins and were shipped to Cominco's trail smelter.

1948 The Invermay property which had reverted to the Crown was acquired for payment of taxes by the Invermay Annex Skagit River Development Company Ltd. They conducted a limited amount of diamond drilling, primarily to satisfy assessment requirements.

1949 On the AM group to the east of Invermay, Canam Mining Corporation Ltd. drove the No.6 adit into the North Nose Zone. Simultaneously, the road from the main highway up to the main workings was upgraded.

1950 Canam Copper Company Ltd. (Canam) was formed.

1951-1952 Canam undertook drilling, drifting and cross-cutting on No.6 adit level.

1953 Canam collared the No.7 and 10 levels and advanced No.3 level a short distance.

1954 The AM group was optioned by the American Metals Company Ltd. who did some 760 metres (2,500 feet) of surface drilling and drove No.10 level ahead for 35 metres (120 feet) before dropping the option at year end.

1955 Mogul Mining of Toronto, optioned the AM and over the next two years organized a major program on the property with the objective of putting it in production. They constructed a 100-man camp complex including a combination cookhouse and bunkhouse, and a separate bunkhouse at the 1,310 metre (4,300 feet) elevation, and cleared the site for a concentrator. They also collared a main haulage adit, No. 15 level, and advanced it for 1,460 metres (4,800 feet). In addition a limited amount of underground and surface diamond drilling was carried out.

1956 Canam acquired the adjoining Invermay group consolidating the neighboring properties.

1957 Copper prices fell and Mogul relinquished the Giant Copper property, then known as the Canam property. In the same year Cominco optioned the combined claim groups



and in the following two years undertook drilling in the vicinity of the Invermay and AM workings. Most of their work was related to the Invermay breccia and the Camp and Pass breccias. Cominco dropped their option in 1959.

1961 Canam advanced the No.15 level an additional 700 metres (2,300 feet) into the North Nose Zone of the AM breccia. They also collared a shaft raise and extended it 43 metres (141 feet).

1963 Canam rehabilitated the No.15 level and carried out diamond drilling below the level. They also did 360 metres (1,185 feet) of surface drilling in the No.7 adit area.

1964 Giant Mascot Mines Limited entered into an option to earn a majority interest in the property. A ventilation raise was collared and driven 170 metres (555 feet) up from 15 level toward 10 level, and 5,820 metres (19,100 feet) of diamond drilling was completed.

1965 Giant Mascot continued their program and did some 380 metres (1,250 feet) of surface drilling in five holes and 2,660 metres (8,725 feet) of underground drilling in 53 holes.

1966 Giant Mascot purchased all the assets and liabilities of Canam. The property was renamed Giant Copper. Little property work was done in this year.

1967 No.10 level was rehabilitated and a crosscut was driven towards the south zone of the AM breccia. In addition, the ventilation raise started earlier from 15 to 10 level was completed for its total distance of 230 metres (787 feet). The Company completed the 10 level drive to the south zone of the AM and crosscuts in it for a total distance of 348 metres (1,140 feet). The ventilation raise from 10 to 7 level was completed for a total inclined distance of 222 metres (728 feet). A 15 metre (50 feet) stub raise was started from the No.10 level cross cut towards 7 level in the south zone, but was discontinued because of poor ground conditions. Additionally, some 1,327 metres (4,352 feet) of underground drilling was done and geochemical and geophysical surveys were carried out on the surface.

1969 The 1,4,6,7 and 10 levels and the ventilation raise were mapped and chip sampled. The main road to the workings was improved and in certain areas relocated. Some 1,220 metres (4,000 feet) of trenching was done by bulldozer. A new camp to house 22 men was installed just off the main highway.

1970 The 10 and 15 levels were rehabilitated and re-timbered where necessary through caved areas. The 15 level was extended south into the south mineralized zone and a raise was advanced 7 metres (24 feet) towards 10 level. Sixty three metres (207 feet) of diamond drilling was undertaken below 15 level.

1971 The extension of the 15 level into the south zone was sampled.

1972 On the surface, the south end of the AM breccia received attention with some 1,860 metres (6,100 feet) of bulldozer trenching. Thirteen kilometres (8 miles) of new road construction consisting of a route to a lead-zinc geochemical anomaly on the southwest slope of the ridge and old road rehabilitation and repair were undertaken in the area of the 10 level portal to further delineate a geochemical, geophysical anomaly and 198 metres (651 feet) of diamond drilling was done.

1974 All the camp and plant facilities were removed.

1979 Three surface drill holes totaling 292 metres (958 feet) were drilled in the southern AM breccia zone and 1 surface hole for 245.6 metres (805.5 feet) was put down on the Invermay breccia.

1980 Five diamond drill holes were drilled in the Invermay breccia and two were drilled in the Camp breccia. Level 10 adit was rehabilitated approximately 540 metres along its length from the portal and several adits in the Invermay vein zone were reopened for sampling and geological mapping.

1988 Bethlehem Resources Corporation (now Imperial Metals Corporation) acquired the property from Campbell Resources Inc. (formerly Giant Mascot Mines). 6,908 metres of old core was logged and sections re-sampled for precious metals. 800 soil samples were geochemically analyzed for Cu, Pb, Zn, Ag, Au and As. This survey delineated a new zone called the No.1. Ground geophysics, using magnetics, VLF-EM and Induced Polarization was conducted over the geochemistry grid totaling approximately 21 kilometres. Eleven surface drill holes and five underground drill holes totaling 1,204 metres tested the AM breccia. Level 10 workings were rehabilitated by Tonto Mining Group.

1989 Feasibility work was conducted by several independent engineering groups. (see Section 18 for a summary).Traverse mapping of local Giant Copper geology was by John G. Payne. Four trenches totaling 189 metres were excavated over the No.1 Anomaly with areas returning anomalous to ore grade copper values up to 1.4% copper. 15 rotary drill holes were drilled in the No.1 Anomaly and 9 were drilled into the southern portion of the AM breccia. Total drilled in 1989 was 1,049 metres.

1990 Drilling was halted due to active avalanche conditions. 22 combined line kilometres of helicopter borne Magnetic and VLF Survey by Aerodat Limited was conducted.

1995 Bethlehem Resources merges with Imperial Metals Corporation. Imperial drilled 8 diamond drill holes and channel sampled 41 trenches proving a continuation of the AM mineralized breccia to the southwest and providing infill drilling for the purposes of completing a resource estimate.

1996 Imperial completed a property wide airborne geophysical survey and 7 km of grid was established at the Invermay Zone which was soil sampled following magnetics, IP and VLF-EM surveys. 13 diamond drill holes (8,062 feet) were drilled on the Invermay Zone. Results indicate the presence of a large low grade porphyry copper deposit in the Invermay area.

6.1 Historical Resource Estimate

6.2 AM Zone

In 1989, Bethlehem Resources commissioned Mintec Inc. to generate resource estimates for the AM Zone based on existing drill hole and underground sampling data. Resource estimates were made for both underground and open pit mining methods using different block models for each mining method. Grade blocks were generated from calculated copper equivalent values based on the formula:

Cu Equiv. = Cu grade + (27.00 X Au grade) + (0.385 X Ag grade)

6.2.1 Underground Resources

Underground resource calculations were made by Inverse Distance Weighting Squared methods using grade blocks with dimensions of 10' X 10' X 25'. Proven and probable reserves had composite grade data within a distance of 50 feet or less while possible reserves were greater than 50 feet from the nearest composite grade. An Underground Geologic Resource was calculated after ore boundaries were manually applied from geologic information by geologic consultant Ray Saunders. An Underground Mining Resource was then calculated after mining limits were applied to the Underground Geologic Resource by Robin McClatchy of Tonto Mine Development. The results of that calculation are tabulated on following page. Please note that all resource calculations were completed prior to the formulation of instrument 43-101 and as a result are non-compliant with those criterions.

Table 6.1 AM Zone – Underground Geological Resource

	Indicated/measured	Inferred
Tons	2,565,200	1,234,500
Cu Eq. Grade (%)	1.927	1.760
Cu Grade (%)	1.223	1.155
Au Grade (oz/t)	0.017	0.013
Ag Grade (oz/t)	0.626	0.682
Mo Grade (%)	0.005	0.024



Table 6.2 AM Zone - Underground Mining Resource Summary

	Indicated/measured	Inferred
Main AM Zone		
Tons	2,149,200	556,000
Cu Eq. Grade (%)	1.969	1.973
Cu Grade (%)	1.261	1.227
Au Grade (oz/t)	0.017	0.019
Ag Grade (oz/t)	0.620	0.610
Mo Grade (%)	0.006	0.006
East AM Zone		
Tons	0	511,000
Cu Eq. Grade (%)	-	1.638
Cu Grade (%)	-	1.157
Au Grade (oz/t)	-	0.007
Ag Grade (oz/t)	-	0.780
Mo Grade (%)	-	0.042

6.2.2 Open Pit Resources

An open pit resource with geologic control was calculated in 1989 by Mintec from copper equivalent grade data. Floating cone technique was used to calculate the resource estimate using search distances of 200 feet horizontally and 100 feet vertically. A minimum economic cutoff grade of 0.37% Cu equivalent was used. A preliminary open pit design was applied to the geologic resource in order to arrive at a mineable, open pit resource estimate. After additional surface drilling was completed in 1995, the open pit resource at the AM Zone was recalculated by KHA Resource Modeling Inc., using an inverse distance squared method. All other parameters were the same as used in the 1989 Mintec study. Additional drilling is required to expand the open pit resource at the AM and to upgrade it to a reserve.

Table 6.3 AM Zone - Open Pit Inferred Resource Estimate - 1996

	Inferred Resource Estimate
Tons	29,523,030
Cu Equivalent Grade (%)	1.085
Cu Grade (%)	0.653
Au Grade (oz/t)	0.011
Ag Grade (oz/t)	0.360
Mo Grade (%)	0.007
Waste to Ore Ratio	4.25:1

7 Geological Setting

The Giant Copper property is underlain by an Upper Jurassic - Lower Cretaceous aged sequence of marine and non-marine clastic and volcano-clastic rocks of the Ladner, Dewdney Creek, Jackass Mountain, and Pasayten Groups. Folding and faulting complicate the stratigraphy of the region. The Jurassic-Cretaceous sedimentary sequences are bounded by northwest trending regional scale faults, which form unconformable contacts with Middle Triassic Hozameen Group rocks on the west and the Late Jurassic aged Eagle Complex intrusive rocks on the east. Northeast striking subsidiary faults play an important role in the emplacement of intrusives related to mineralization.

Small discordant stocks of granodiorite, quartz diorite, and diorite intrude both the Hozameen and Ladner Groups and postdate regional deformation. Porphyry copper mineralization at Giant Copper is related to the younger intrusives.

Figure 7.1 Property Geology Map


Hozameen Fault
Pass Zone
Camp Zone
No. 1 Zone
AM Zone
LEGEND
CRETACEOUS
LOWER CRETACEOUS
Jackass Mountain Group
Lower Albian
JURASSIC
Dewdney Creek Group
Ladner Group
PERMIAN or MIDDLE TRIASIC
HOZAMEEN GROUP
GIANT COPPER PROJECT
Property Geology
Imperial Metals Corporation



8 Deposit Types

Four different deposit types are found on the Giant Copper property.

8.1 Tourmaline, Sulphide, Magnetite Replacement Bodies

Moderate to high temperature replacement zones are scattered throughout the Invermay Stock and along its borders in adjacent Ladner Group sediments. Alteration consists of the addition of fine grained tourmaline and magnetite with lesser amounts of pyrite, pyrrhotite and chalcopyrite. Replacement zones often display a halo of moderate to strong chlorite, sericite, actinolite alteration. The Invermay Zone exhibits a core of this style of alteration.

Figure 8.1 Unmineralized Tourmaline Breccia from Hatchethead Mountain



8.2 Lead – Zinc – Silver Veins

These deposits form erratic lenses along structures which trend northeasterly on the property. Mineralization consists of coarse sulphide grains in a gangue of quartz and calcite which is enclosed in strong fault gouge. Lenses vary from a few centimeters to six metres in width and up to 200 metres in length. High gold values are found in some of the veins. The Invermay vein system is the most explored of the veins on the property.

8.3 Breccia Zones with Zinc – Lead – Silver Mineralization

The No.1 Breccia is the only known example of this style of mineralization on the property. Disseminated pyrite, galena, sphalerite and minor chalcopyrite mineralization is hosted in homfelsed, altered, fractured and brecciated polylithic sedimentary rocks in contact with Invermay quartz diorite intrusive rocks and adjacent to the Giant Fault. A zone of relatively large amounts of galena and sphalerite mineralization was encountered

in one drill hole which may be a sulphide vein occurrence within the larger zone of more weakly mineralized rocks.

8.4 Breccia Zones with Copper – Gold – Silver Mineralization

There six known mineral zones of this type on the property; The AM, Invermay, Pass, Camp, Tramline and New zones. Breccia bodies are characterized by angular to sub-rounded fragments of sedimentary and intrusive rocks in a matrix of tourmaline, feldspar, quartz and calcite. The AM is the most well developed breccia of this type on the property. Fracture zones are comprised of fractured to weakly brecciated and variably altered sedimentary and intrusive rocks which host disseminated sulphide mineralization. Sulphide minerals occur as disseminations and large irregular clots and consist predominately of pyrite, pyrrhotite, chalcopyrite and arsenopyrite with lesser amounts of sphalerite and molybdenite and minor amounts of galena, scheelite and magnetite. Variable silver and gold values accompany the sulphide mineralization. All of the mineralized zones on the property are found in close association with Invermay plutonic rocks and it is believed that they played an important role in the formation of the breccia/fracture zones and the introduction of the mineralization.

9 Mineralization

Figure 9.1 Giant Copper Deposit Zone Map

INVERMAY ZONE
PASS ZONE
GIANT FAULT
NO. 1 ZONE
CAMP ZONE
NEW ZONE
AM ZONE
LEGEND
Imperial Metals Corporation
GIANT COPPER
Mineralized Zones

Several mineralized Zones have been identified at Giant Copper, most of them in the alpine section of the property where exposure is best. All zones are believed to be related to emplacement of a porphyritic Cretaceous intrusive suite. The major characteristics of each zone are described as follows.

9.1 AM Zone

The AM Zone has been the focus of the greatest proportion of exploration on the property to date. It is an elongate, northwesterly trending, series of sub-vertical breccia bodies which are bounded by steep faults. The brecciated mineralization host consists of large, angular fragments of volcaniclastic rocks in a matrix of feldspar, mafic minerals, quartz and sulphides. Breccia fragments are hornfelsed and variably rimmed and replaced by black, microcrystalline, tourmaline. Pyrite and pyrrhotite are ubiquitous within the breccia and into the surrounding hornfelsed sediments. Strong chalcopyrite mineralization is associated with the strongest alteration in the breccia matrix. Arsenopyrite is associated with zones of intense tourmaline and quartz replacement. Molybdenum content is variable within the breccia. Silver values are consistently elevated throughout the mineralized zone but gold values are variable. The highest gold values are associated with arsenopyrite and chalcopyrite. The deepest drilling at the AM zone is less than 500 metres below the top of the breccia pipe. The breccia and mineralization continue to be strong at that level. The "North Nose Zone" is located within and not physically distinct from the rest of the AM Zone, but is distinguished as an area of higher grade mineralization located along the northern edge of the AM Breccia.

9.2 Invermay Zone

The Invermay Zone is hosted within the Invermay stock and adjacent altered sedimentary rocks. A core of tourmaline-magnetite replacement is surrounded by a halo of chlorite, sericite, tourmaline alteration. East-northeasterly trending faults pass through the centre of the Invermay alteration and host a series of quartz-sulphide veins. Most exploration to date has focused on the shear hosted veins. The Invermay veins host pods of massive sphalerite and galena mineralization with minor chalcopyrite in a gangue of quartz and calcite. High silver and low gold values are associated with the strongest sulphide mineralization. Surrounding the Invermay veins is a zone of porphyry copper gold mineralization in the strongly fractured Invermay plutonic rocks and enclosing sediments.

9.3 No.1 Zone

The No.1 Anomaly was discovered in 1989 as an area of anomalous copper, lead, zinc and gold in soils which overlies a coincident chargeability anomaly. There is no outcrop in the vicinity of the anomaly, although shallow trenches uncovered weakly mineralized breccia and altered sedimentary rocks. The No.1 Zone (as it is now referred to) is comprised of strongly altered and hornfelsed, sedimentary rocks in contact with a quartz diorite. The sedimentary rocks are brecciated with polylithic fragments in a felsitic matrix composed of orthoclase, brown carbonate, chlorite and clay. Fragments vary in size from 1 mm to greater than 3 cm. Alteration minerals include tourmaline, sericite, chlorite and clay. Pyrite, arsenopyrite and minor chalcopyrite are hosted in the breccia and altered rocks. Moderate to strong sphalerite, galena were encountered in a few of the drill holes. Gold and silver values are elevated with the highest silver values associated with strong lead -zinc mineralization. The most significant drill intercept to date encountered 20 feet (6.1 m) @ 1.46% Cu, 10.71% Pb, 4.84% Zn, 0.024 *oz/t* Au and 25.1 *oz/t* Ag. It is believed that the No.1 Breccia is a faulted offset of the AM Breccia, displaced by the Giant Fault. Geochemical signature and mineralization styles are however quite dissimilar. Exploration in the No.1 area includes soil geochemical, VLF-EM, magnetometer and IP surveys, two diamond drill holes totaling 523 feet (159 m) and 16 reverse circulation drill holes totaling 3,230 feet (985 m).

9.4 Camp Zone

The Camp zone is a hornfelsed area of fracturing within the Invermay Stock and adjacent sedimentary rocks. The fracture zone is altered by sericite, chlorite, tourmaline replacement with limonite staining and hosts disseminated and fracture controlled pyrite, pyrrhotite, minor chalcopyrite and trace molybdenite. Exploration at the Camp zone includes soil geochemistry, magnetometer, VLF-EM, and IP surveys, and 7 diamond drill holes totaling 1,487 feet (453 m).

9.5 Pass Zone

The Pass zone is an area of fractured and weakly brecciated sedimentary rocks which are in contact with and have been invaded by the Invermay quartz diorite. Minor pyrrhotite,

pyrite and chalcopyrite with local patches of tourmaline and magnetite are associated with the zone of fracturing. Exploration work includes soil geochemistry, VLF-EM, magnetometer, and IP surveys and 2 diamond drill holes which total 511 feet (156 m).

9.6 New Zone

The New Zone is an occurrence of fractured and brecciated rocks with weak pyrite and trace chalcopyrite mineralization. It occurs in close proximity to the AM Breccia and although it is unimpressive on surface, is suspected to be related to the same hydrothermal processes which caused the formation of the AM Zone. The only work done at the new zone is mapping and geophysics.

10 Exploration

No exploration has been done on the Giant Copper Property since 1996. The program described below was conducted by the Author (Stephen Robertson) at that time.

10.1 1996 Exploration Program

10.1.1 Stream Sampling

The western and southern portion of the property previously covered by the Skagit Valley Recreation Area is relatively unexplored by today's standards, As a result, a grass roots approach was employed on much of the property with total of 140 moss mat and silt samples being collected during 1996 for analysis. Moss mat samples were taken at all sample locations and silts were taken at a few selected stations for comparative purposes. Most sample sites were reached by day hikes, but due to the inaccessibility of the 26 Mile Creek valley, a horse camp was utilized to support a three man crew which spent 10 days collecting moss mat samples (in addition to rock and soil samples).

Sample were collected into sample bags and shipped to Acme Labs in Vancouver where they were analyzed for 31 elements by digestion in an aqua regia solution, followed by Inductively Coupled Plasma (lCP) determination using a mass spectrometer. Wet geochemical assays with an AA finish were used for more accurate gold determination on all samples.

The sampling met with limited success, with samples below the Invermay and AM Zones showing only weakly elevated metal values, thereby implying little hope of identifying more subtle mineralized zones. Two target areas were however identified with this exploration method. Elevated base metal values in the area of Hatchethead Adit, have resulted in the location of a zone of crosscutting tourmaline/quartz/sulfide veins, one of which assayed up to 0.40 oz/ton Au.

One small creek draining the very steep north slope of Mount Brice produced a sample with 1,129 ppb gold. Follow-up of this sample was not done due to the dangerous conditions presented by the constant fall of debris down the north slope of the mountain. Investigation of this area may be easier in a drier year.

10.1.2 Line Cutting and Surface Geophysics

A cut grid was installed over the Invermay Zone, with a total of 36,800 feet of line cutting over 10 lines, and a baseline. All lines were spaced at 400 foot intervals on the baseline. The east west baseline was picketed and tight chained, while the north-south cross-lines were picketed and hip chained. Upon conclusion of the linecutting, a pole-dipole IP survey was completed on the grid. The survey specifics include a 3Kw transmitter, with a spacing of 150 ft. A very strong chargeability anomaly was located in

the area of the 1996 drilling and appears to correlate fairly well with elevated sulfide content. A large portion of this chargeability high is untested and deserves further consideration. Some of the weaker IP anomalies on the southern potion of the grid are untested and are still valid exploration targets.

10.1.3 Soil Sampling

Soil samples were gathered along three contour soil lines, and on the picketed grid installed over the Invermay Zone. A total of 252 samples were collected at the Invermay and 83 along the contour soil lines. Sample spacing on the grid was every 100 feet, on 400 foot spaced lines. Some samples were not taken in areas lacking a good "B Horizon" from the soil profile. This occurred due to swampy ground near the valley bottom where only "A Horizon" was found, and on some areas of blocky talus further up slope, where no soil was found.

Analytical analysis methods were the same as those described for stream samples in section 10.1.1.

10.1.4 Petrographics

Mr. Craig Leitch of Vancouver Petrographics was contracted to complete a full petrographic description of 29 core samples. His report is on file at Imperial Metals Vancouver office.



11 Drilling

A total of 16 diamond drill holes were completed on the Giant Copper Property during the 1996 season. Three holes were drilled at the Number 1 Zone, and 13 at the Invemay Zone. A total of 9,301 feet of core was recovered.

The drilling program was designed to test two previously discovered, but inadequately explored zones. Delineation of a second open pittable resource on the property was the motivation for the drilling, and the Invermay and No 1 Zones are both considered to have considerable potential for meeting this goal.

After bids were tendered, Beaupre Diamond Drilling of Princeton British Columbia, was chosen to complete a minimum 5,000 foot drilling program. Field personnel and equipment for drilling were mobilized to the property on August 8th, and continued though to the end of Phase I drilling, with demobilization on September 24th. Both HQ and NQ equipment were available on site and nine of the 10 holes drilled by Beaupre, were started with HQ equipment and reduced when necessary. Sumps of adequate size to treat the cuttings laden discharge were built, and later reclaimed at every drill site.

Core was logged at an existing facility, and core was stored on the property. Down hole surveys were done at periodic intervals in each hole, although many problems were encountered with the equipment and acid tests were completed when the tool, supplies or personnel failed to perform as desired. All drill collar locations were surveyed by Valley Surveys out of Hope. Drilling successes resulted in allocation of additional funds for a second phase of drilling. Boisvenu Drilling was contracted for a minimum 2,000 foot program. The drill and crew were mobilized to the property on October 7th and continued through to November 10th. NQII (thin walled NQ equipment) was used for all of this phase of drilling which totaled 4,044 feet, over 6 holes.

11.1 Number 1 Zone

The Number 1 Zone was discovered in 1989 by Bethlehem Resources by trenching and drilling on coincident geochemical/geophysical anomalies produced the previous year. Small zones of mineralization were intersected in the 1989 program but controls on the mineralization were poorly understood due to the limited information derived from reverse circulation drilling. In 1996, two holes were designed to extend the zone of mineralization intersected in holes GCR-89-5 and GCR-89-20.

Drill hole GCS96-1 was ended at 120 feet, well short of the intended target depth, due to squeezing in the hole. Drill hole GCS-96-1A was collared approximately three feet northeast of hole GCS-96-1, drilling along the same azimuth and dip, but was also lost well short of the target, ending at 118 feet. Both holes 1 and lA were drilled into the large NNE trending structure known as the Giant Fault. This target could be more easily reached by setting up closer to the target area and drilling steeper holes.

Drill hole GCS-96-2 was collared approximately 450 feet west of holes 1 and lA, where the drillers were able to advance into much more stable ground. This set-up was however, too far west and encountered barren intrusive of the Invermay Stock at the target depth.

11.2 Invermay Zone

The 1996 drilling at the Invermay Zone was designed to test the validity of historic drilling, done largely with X-Ray sized core, and to gain a better understanding of the genesis of the mineralization in the wall rock of the well explored veins. Strong hydrothermal alteration and mineralization encountered in the first two drill holes was very encouraging, and provided many clues to the mineral genesis at Giant Copper.

Location of the first hole was intended to intersect mineralization previously encountered in underground hole #3. This target area was also coincident with the edge of a strong chargeability anomaly which was detected in the 1996 IF Survey. This hole (GCS-96-3) showed much stronger hydrothermal alteration than was indicated by previous drill logs at the Invermay Zone, and also some impressive mineralization. The best mineralization was near the top of the hole (See Table 11.2).

Of the 13 holes drilled at Invermay, 11 encountered significant hydrothermal alteration, with variable amounts of associated sulfide mineralization. Continued drilling to fully delineate the extent of hydrothermally altered intrusive breccia is recommended for the Invermay Zone. This area is still open up-slope to the east, to the west, and especially to the north. The zone also appears to get deeper to the north. The IP chargeability anomalies in the area, and geochemical anomalies up slope also provide incentive to continue exploratory drilling in the area.



Table 11.2 1996 Drilling Results

Significant Intercepts	Interval (ft)	Length (ft)	Au g/t	Ag g/t	Cu %	Zn %
GCS 96 - 3	51.0 - 236.0	185.0	0.322	41.7	0.309	0.217
	81.0 - 96.0	15.0	0.418	36.0	0.673	0.670
	186.0 - 236.0	50.0	0.590	101.5	0.343	0.630
GCS 96 - 4	283.5 - 672.0	388.5	0.465	7.3	0.188	0.025
GCS 96 - 5	275.5 - 277.0	1.5	0.879	67.0	0.260	4.468
GCS 96 - 6	55.0· 107.0	52.0	0.041	2.6	0.088	0.011
	361.0 - 391 0	30.0	0.060	7.0	0.166	0.021
GCS 96 - 7	229.5 - 230.8	1.3	3.680	5.4	0.001	0.002
GCS 96 - 8	37.0 - 84.0	47.0	0.099	6.2	0.166	0.021
	228.0 - 713.0	485.0	0.256	9.2	0.288	0.032
	363.0 - 413.0	50.0	0.256	12.2	0.447	0.034
	480.0 - 559.5	79.5	0.375	13.5	0.412	0.028
	563 - 613.0	50.0	0.969	18.5	0.604	0.038
GCS 96 - 9	52.0 - 253.0	201.0	0.140	3.4	0.054	0.062
	77.0 - 87.0	10.0	0.509	23.0	0.387	0.055
	107.0 - 117.0	10.0	1.630	2.0	0.080	0.012
GCS 96 - 10	30.0 - 1017.0	987.0	0.192	9.9	0.127	0.073
	30.0 - 27.0	57.0	0.113	5.2	0.178	0.114
	127.0 - 217.0	90.0	0.612	18.9	0.250	0.115
	484.0-611.0	127.0	0.463	12.8	0.188	0.061
	857.0 - 959.0	102.0	0.085	20.8	0.161	0.063
GCS 96 - 11	341.0 - 367.5	26.5	1.186	10.4	0.034	0.895
	380.5 - 430.0	49.5	1.803	32.7	0.164	0.921
GCS 96 - 12	40.0 - 50.0	10.0	0.312	8.6	0,087	0.181
	100.0 - 128.0	28.0	0.034	14.6	0.093	0.321
	420.0 - 428.0	8.0	0.040	15.0	0.174	0.055
GCS 96 - 13	90.0 - 126.0	36.0	0.172	17.3	0.151	0.135
	295.5 - 350.0	54.5	0.489	68.2	0.759	0.479
	492.0 - 499.5	7.5	0.337	17.5	0.115	0,166
	601.0 - 631,0	30.0	0.401	7.4	0.060	0.627
	711.0 - 721.0	10.0	0.702	3.0	0.037	0.074
GCS 96 - 14	326.0 - 418.0	92.0	0.236	7.0	0.143	0.069
	326.0 - 342.3	16.3	0.493	15.9	0.295	0.055
	435.5 - 510.0	74.5	0.170	9.3	*0.129*	0.076
	526.0 - 610.0	84.0	0.147	4.6	*0.139*	0.033
GCS 96 - 15	265.0 - 511.0	246.0	0.176	6.1	0.105	0.031
	445.0 - 511.0	66.0	0.157	11.0	0.133	0.057



12 Sampling methods and Approach

The author supervised exploration the 1996 program at Giant Copper. Information on programs prior to 1996 was obtained from published reports and/or from Imperial Metals (or its predecessors companies) Staff.

All the historic data at Giant Copper was in Imperial units and therefore the 1996 program was continued in Imperial units.

Core from Giant Copper was, in most cases, sampled in their entirety. The sample length varied from 2 to 10 ft based on geological units, visually unmineralized zones were most often sampled at 10 ft.

The industry standard methods of taking duplicate samples were followed in during the 1996 drilling programs for quality control. The core was first logged by a geologist, then samples were cut in half with a manual core splitter. One half of the core was sent for assaying and the other half stored on the property for future reference. The core was stored on the Giant Copper Property behind a locked gate however, loggers that had been granted access to the property by the Ministry of Forests destroyed virtually the entire record of drill core on the property. Although rubble of the core is seen on the ground, all boxes were destroyed by a dozer and determination of where the core came from is virtually impossible.



13 Sampling Preparation, Analyses and Security

Drill core from the 1996 program was split on site using a manual splitter. Half of the core was saved and stored on site, the other half was bagged and sent out for assay. The core to be assayed was trucked to Vancouver by and Assayed by ACME Analytical Laboratories Ltd.

The drill core was assayed by ICP (Inductively Coupled Plasma) for 31 elements. Results were sent to Imperial Metal's Vancouver Office where they were tabulated and compiled the Author of this report.

Original assay certificates and drill logs are stored at Imperial Metals Vancouver office. As mentioned in the previous section, the drill core has been destroyed by an inadvertent act of vandalism by a logging company.

A complete report on each year's exploration program was submitted to the BC Ministry of Mines as part of the Annual Property Assessment Report.

14 Data Verification

All exploration data and drilling information from the 1996 program at Giant Copper were tabulated and interpreted by the Author. The database is complete with all survey, geological and assay information. This database, along with the available historic drilling data has been compiled into a MEDSYSTEMS mining software project file. MEDSYSTEMS software allows three dimensional analyses of drilling and mining data, along with survey control, resource modeling and mine scheduling. This software was used during the calculation of the new resource estimate in this report.

The author also supervised the surveying of the drill hole collar locations for the 1996 drilling program.

15 Adjacent Properties

Due to the property being completely surrounded by Provincial Park, there are no neighboring properties. The unclaimed ground in the buffer zone between the Giant Copper Property and the Park is held in a mineral reserve and only Imperial Metals is allow to acquire ground in that area.


Imperial
Metals

16 Mineral Processing and Metallurgical Testing

Preliminary metallurgical studies have been done on AM Zone mineralization by a number of companies. All studies returned acceptable recoveries for copper. The results from a study by Canadian Industries Ltd., in 1966, are typical for the AM mineralization and are presented below.

Head Grades:
1.41% Cu
0.02 *ozlt* Au
4.66 *ozlt* Ag
0.02% Mo

Method:
-Grind to 60% passing -200 mesh.
-Flotation of copper, rougher and scavenger concentrates with sodium ethyl xanthate (0.03 lb/ton) & M.I.B.C. as frother.
-Rougher & scavenger concentrates were combined and reground to 90% passing -300 mesh & cleaned with sodium silicate (0.4 lb/ton), some additional frother added.

Recoveries:
Cu 95%
Au 77.64%
Ag 72.77%

Concentrate grade:
Cu 28.8%
Au 0.29 *oz/t*
Ag 62.2 *oz/t*



17 Mineral Resource and Mineral Reserve Estimates

In 1989, Bethlehem Resources (now Imperial Metals) commissioned Mintec Inc. of Arizona to generate resource estimates for the AM Zone based on existing drill hole and underground sampling data. Resource estimates were made for both underground and open pit mining methods using different block models for each mining method. These historic resources estimates are listed in the history section (Section 6). National Instrument 43-101 requires historical resource and reserves estimates to be listed in the History section.

17.1 INVERMAY ZONE

Imperial Metals Corporation conducted a resource estimate in January of 2006 on the Invermay Zone. This estimate used the drilling of disseminated copper-gold-silver mineralization. Drill hole density at the Invermay would need to be increase to calculate a mineable reserve.

Resource Calculation Details

- Software: Minesight 3D, Mintec, Arizona
- Total number of drill holes: 29
- Drilling assays Composite length: 25 ft
- Block model dimensions: X(easting)= 50 ft, Y(northing)= 50ft, Z(height)= 25ft
- Copper equivalent cutoff grade: 0.35% Cu
- Grade interpretation Method = Inverse Distance Squared methods with no geological bounds and a maximum distance of 150 feet to the nearest grade composite.

The new Invermay Zone resource calculations were done by Art Frye, Mine Operations Manager for Mount Polley with Imperial Metals Corporation. They were checked for accuracy by the Author of this report. The Invermay mineralization is open in three directions. The calculation tabulated below for the Invermay Zone is based on a 0.35% copper equivalent grade cutoff:

Table 17.1 Invermay Zone – Indicated Resource Estimate

Tons	17,532,570
Cu Equivalent Grade (%)	0.650
Cu Grade (%)	0.226
Au Grade (oz/t)	0.011
Ag Grade (oz/t)	0.310



18 Other Relevant data and Information

As mentioned in the History Section, Wright Engineers Limited was commissioned to prepare a Giant Copper Mine Feasibility Update report in 1989. The mining portion of the report was prepared by Tonto Mining of Burnaby. The ore reserve used in this study was done by Mintec and is summarized in the History section.

The purpose of the report was to establish, at that time, whether continued project investigation was reasonable. The report evaluated cost estimates and presented a financial analysis to test the project sensitivities. A summary of the Wright (1989) report follows:

Mining:
The Giant Copper deposit is best mined by a sublevel open stoping underground mining method at an annual production rates 700,000 tons. The mineable ore reserves on a mine life basis are presented in table 18.1.

Milling:
The estimated initial feed grade is 1.18% copper, 0.016 oz gold/ton and 0.58 oz silver/ton. The estimated recovery of copper is 96% at 28% copper grade concentrate. Test work has indicated that optimum grinding for rougher flotation is approximately 60% minus 200 mesh, with regrinding rougher concentrate to 90% minus 325 mesh. The flow sheet for the cost study includes semi-autogenous grinding and ball milling followed by rougher, cleaner floatation and finally filtration of concentrate for shipment.

Table 18.1 Summary of Mine Life Statistics (Wright 1989 Feasibility Update Study)

		Years							
		0	1	2	3	4	5	6	Total
Tons Mined (x1000)	Proven/Probable	70	630	700	700	372			2,472
	Possible					328	700	199	1,227
Tons Milled (x1000)			700	700	700	700	700	199	3,699
Mill Head Grades	Eq. Copper		1.84	1.84	1.84	1.77	1.69	1.69	1.79
	Cu%		1.18	1.18	1.18	1.17	1.16	1.16	1.17
	Au ozpt		0.016	0.016	0.016	0.014	0.012	0.012	0.015
	Ag ozpt		0.580	0.580	0.580	0.611	0.646	0.646	0.602
Preproduction and Capital Costs		$10,767	$800	$200					
Operating Costs (x1,000)			$7,157	$7,952	$7,952	$7,952	$7,314	$1,419	
Costs/Ton			$11.36	$11.36	$11.36	$11.36	$10.44	$7.13	
Total Costs (x1,000)		**$10,767**	**$7,957**	**$8,152**	**$7,952**	**$7,952**	**$7,314**	**$1,419**	

Note: Costs in 1989 Canadian dollars, Price Assumptions: Cu $1.00/lb, Au $400.00, Ag $6.00 (all in $US)

19 Interpretation Conclusions

The Giant Copper property is at an advanced state of exploration, however additional work needs to be completed in several areas summarized below:

- Drilling around the known resources to increase the resource tonnage.
- Infill drilling to increase confidence and calculate mineable reserves.
- Deep drilling to explore for high grade, underground mineable deposits.
- Property wide prospecting, mapping and grassroots exploration.

The AM Zone has been well tested and requires minor drilling to assist in engineering and mine planning. This drilling could have a small positive effect on both grade and tonnage. The two highest priority sites are at mine grid co-ordinates 9,800 N 9,925E and 9,700 N 10,100 E. Both holes would have an azimuth of 270^0 and a dip of -45^0. The holes should be designed to be 600 feet and 500 feet deep respectively. Significant tonnage potential exists at the AM Zone to depth and at the deepest levels of the AM Zone, it appears that the zone may be open to expansion to the northwest as well.

Drilling in 1996 was successful in intersecting significant disseminated mineralized zone at Invermay, approximately 1km to the northwest of the AM Zone. Although grade was lower than the AM Zone, the geologic environment is strongly conducive to a much larger mineralized system.

Drilling completed in 1996 suggests the possibility for expansion of the zone of mineralization defined at Invermay, to the north and to depth from the area of work. Areas to the west and east also need to be tested. Two holes (GCS-96-5 and GCS-96-7) appear to have closed off the south end of the mineralized zone near surface, although independent geochemical and IP anomalies exist farther south, and exist as lower priority targets. Proposed exploration for the Invermay Zone includes 2,500 feet of road building, construction of 8 helicopter supported drill pads, and 10,000 feet of diamond drilling. This program has been designed to effectively test the viability of the Invermay Zone as an open pittable resource.

Lower priority targets on the property include the Number 1 Zone, geophysical anomalies between AM and Number 1 Zones and 26 Mile Creek area. The 26 Mile Creek area and Geophysical anomalies near AM are very early stage targets which deserve detailed investigation.

At the Number 1 Zone, the target area, which holes GCS-96-1 and GCS-96-1A were designed to test, is still in need of further exploration. Positioning of a drill site closer to the target, and steeper drilling to avoid the Giant Fault would probably be a suitable solution to this problem.

19.1 Exploration Analogue

One of the largest known breccia-hosted copper - molybdenum porphyry systems (16 billion tonnes at 0.55% copper - Infomine) is at Rio Blanco, about 70 km NE of Santiago, Chile. The model shown is a vertical cross section showing the vertical attenuation of these breccia pipes. The chemical role of tourmaline breccias is unknown, but recognized as a common factor in many significant breccia-hosted copper porphyry systems.

Figure 19.2 Rio BlancoVertical Section

Tourmaline breccia

Biotite breccia

After D. Cooke - 2005

20 Recommendations

The three-phase exploration program proposed for Giant Copper is estimated to cost five million dollars. Both Phase II and III will be contingent on the results from the previous phase. All values quoted are in Canadian dollars.

Phase I $1,200,000

- Deep drilling of three 1,500 metre drill holes below the AM Zone
- Wedging and downhole geophysics
- Property wide mapping and prospecting.

Phase II $1,500,000

- Surface geophysics and geochemistry
- follow-up of Phase 1 mapping and prospecting program
- Infill drilling
- Exploration drilling at satellite zones (other than AM)

Phase III $2,300,000

- Underground development and drilling.

Total **$5,000,000**



21 References

Clark, W.E.; Report on the Giant Copper Property, Hope, B.C.; for Giant Mascot Mines Limited, 24 August, 1972.

Coates, J.A.; Geology of the Manning Park Area, British Columbia., Geological Survey of Canada, Bulletin #238, 1974.

Coates, J.A.; Stratigraphy and structure of Manning Park Area, Cascade Mountains, British Columbia., Geological Association of Canada, Special Paper Number 6, pp 149-154. 1970.

Day, E.L.; (Jan. 10, (966); A Report on the Recovery of Cu by Froth Floatation from Canam Ore Submitted by Giant Mascot Mines Ltd.; In-house report by Canadian Industries Ltd.

Dick., D.L.; Summary and Interpretation of Surface Exploration on the Giant Copper Property to 1972; Re(port for Giant Mascot Mines Limited, 28 February 1973.

Dick, Donald L., and Clark, W.E.; Geochemical, Geophysical & Geological Report on the AM, AM No.1 and Red No. 3 Claim Groups, Giant Copper Property; for Giant Mascot Mines Limited, 4 December, 1972.

Frye, A.; Giant Copper Dipper Pits and Drillhole Data; In-house report for Bethlehem Resources Corp. by KHA Resource Modeling Inc. 18 January, 1995.

Gayfer, E.,R; Assessment Report on 1979 Diamond Drilling Program on the Giant Copper Property; for G.M. Resources Limited, 22 January, 1980.

Hainsworth, W.G.; Report on the Giant Copper Property, New Westminster Mining Division, Hope, British Columbia; for G. M • resources Limited, 28 January, 1980.

Hainsworth, W.G.; Diamond Drilling Assessment Report, Giant Copper Project, Vernon No.3, Vernon No.4, and Jet No. 1 Fr., New Westminster Mining Division, Hope B.C.; for G,M. Resources Limited, 20 April, 1981

Harris, IF., Petrographic Report, Giant Copper Property; for Bethlehem Resources Corporation, 31, 1990.

Hicks, K; Phase I Rotary Drilling Report Assessment Report on the Giant Copper Property; for Bethlehem Resources Corporation, 16 June, 1989.

Hicks, K., Phase I & II Surface Rotary Drilling Assessment Report on the Giant Copper Property; for Bethlehem Resources Corporation, 31 August, 1989.


Imperial
Metals

Hicks, K; Phase III Surface Rotary Drilling and Trenching Program Assessment Report on the Giant Copper Property; for Bethlehem Resources Corporation, 5 January, 1990.

Hicks, K.: Phase I Surface Diamond Drilling Assessment Report on the Giant Copper Property; for Bethlehem Resources Corporation, 13 March, 1990.

Hollister, V. F.; Geology of the Porphyry Copper Deposits of the Western Hemisphere, 1978.

McTaggart, KC. and Thompson, RM.; Geology of part of the northern Cascades in southern British Columbia. Canadian Journal of earth Sciences, Volume 4, pp 1199-1228.1967. Payne, 1.G., Geological Report on the Giant Copper Breccia for Bethlehem Resources Corporation, July 1989.

Seyward, MB.; Geophysical Report on a Magnetometer, VLF-EM and Induced Polarization Survey on the Giant Copper Project; for Bethlehem Resources Corporation, November, 1988.

Tindall, Mark; 1995 Program of Diamond Drilling on the Giant Copper Property, for Bethlehem Resources Corporation, November, 1995.

Wilton, P.R. et al; Giant Copper pp. 91-93; Exploration in British Columbia, 1989.
Wolff, S.F.; Giant Copper Project Evaluation; In-house report for Bethlehem Resources Corporation; Mintec Inc., Tucson Arizona. 28 June, 1989.

Wright Engineers; Giant Copper Mine Feasibility Update; In-house report for Bethlehem Resources Corporation, July, 1989.

Zerb, W. M. Summary Report on the Giant Copper Property: In-house report for Bethlehem Resources Corporation, 1990.

22 Appendix

Appendix A
Maps


Imperial
Metals

Figure A1 1996 Invermay Drilling Plan Map

Figure A2 1996 Soil Lines Map